

July 22, 2020

To Whom It May Concern,

I'd like to express my support, on behalf of USA Pickleball, for the development of the Backspin Pickleball Fitness Club in the Atlanta-metro area. According to the Sports and Fitness Industry Association (SFIA), pickleball now has over 3.3 million players making it one of the fastest growing sports in America. Membership in USAPA has doubled since 2018 and has experienced 1,000% growth since 2013.

Despite rapid growth, the supply of courts has struggled to keep up with the demand for play. USA Pickleball monitors the number of pickleball courts and facilities and maintains a dedicated database that now includes nearly 9,000 known locations. In 2019, over 100 new locations per month were added to this database. While this growth is excellent, facilities such Backspin Pickleball help address the demand for more courts.

Pickleball players often must share courts with other activities such as basketball and tennis as well as afterschool and summer camps. With the possibility of a dedicated pickleball facility featuring robust programming, small group fitness training, players' lounge and food and beverage amenities, Backspin Pickleball will be providing many opportunities to the exploding pickleball community in your market.

As Executive Director of USA Pickleball, I am thrilled by the opportunity that Backspin Pickleball is bringing to the sport. Thank you for helping us support our avid players and fans by providing more opportunities for play and spectating. It is because of facilities like Backspin Pickleball that the sport will continue to grow and thrive.

Sincerely,

Justin Maloof
Executive Director